NIO Inc.

Building 20, No. 56 AnTuo Road

Anting Town, Jiading District Shanghai 201804

People’s Republic of China

September 3, 2020

VIA EDGAR

Heather Clark

Melissa Raminpour

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	NIO Inc. (the “Company”)

Form 20-F for Fiscal Year Ended December 31, 2019

Filed on May 14, 2020

File No. 001-38638

Dear Mr. Clark and Ms. Raminpour:

This letter sets forth the Company’s responses to the comments contained in the letter dated August 24, 2020 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2019 filed with the SEC on May 14, 2020 (the “2019 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2019 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2019

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk, page 139

1.	Your disclosures regarding market risk do not appear to comply with the requirements outlined in Part I, Item 11 of the Form 20- F instructions. Given the substantial amount of debt on your balance sheet (many with floating interest rates per Note 12), please revise your discussion of market risk (specifically related to interest rate risk) to provide a more robust discussion of the effects of interest rate risks on your results of operations and financial condition. Please ensure that it is presented in one of the formats outlined in Part I, Item 11(a) of Form 20-F.

In response to the Staff’s comment, the Company proposes to replace the interest rate risk disclosure in the 2019 Form 20-F with the disclosure substantially in the form below in its future Form 20-F filings to provide a more robust discussion of the effects of interest rate risks on our results of operations and financial condition:

“Interest Rate Risk

Our exposure to interest rate risk relates primarily to the interest rates associated with the outstanding convertible notes we issued and bank loans that bear floating interest rates. The interest rate risk may result from many factors, including government monetary and tax policies, domestic and international economic and political considerations, and other factors that are beyond our control. We may incur additional loans or other financing facilities in the future. The objective of interest rate risk management is to minimize financial costs and uncertainties associated with interest rate changes. We strive to effectively manage our interest rate risk by periodic monitoring and responding to risk factors on a timely basis, improve the structure of long-term and short-term borrowings and maintain the appropriate balance between loans with floating interest rates and fixed interest rates.

We are subject to interest rate sensitivity on our outstanding 2024 Notes, Affiliate Notes and 2021 Notes. We account for our convertible notes on an amortized cost basis and our recognized value of the convertible notes does not reflect changes in fair value. Also, because convertible notes we have issued either bear interest at a fixed rate or bear no interest, we have not incurred financial statement impact resulting from changes in interest rates. However, changes in market interest rates impact the fair value of the convertible notes along with other variables such as our credit spreads and the market price and volatility of our ADSs and ordinary shares. Increases in market interest rates would result in a decrease in the fair value of our outstanding convertible notes and decreases in market interest rates would result in an increase in the fair value of our outstanding convertible notes. For information on the maturities and other contractual terms of our convertible notes, see “Item 4. Information on the Company—A. History and Development of the Company.”

With regard to interest rate sensitivity on our bank loans, we present the sensitivity analysis below based on the exposure to interest rates for interest bearing bank loans with variable interest rates as of December 31, 20[19]. The analysis is prepared assuming that those balances outstanding as of December 31, 20[19] were outstanding for the whole financial year. A 1.0% increase or decrease which represents the management’s assessment of the reasonably possible change in interest rates is used. Assuming no change in the outstanding balance of our existing interest bearing bank loans balances with floating interest rates as of December 31, 20[19], a 1.0% increase or decrease in each applicable interest rate would add or deduct RMB[15.9] million (US$[2.3] million) to our interest expense for the year ended December 31, 20[19]. We have not used any derivative financial instruments to manage our interest risk exposure.

In addition, we may from time to time invest in interest-earning instruments. Investments in both fixed rate and floating rate interest-earning instruments carry certain interest rate risk associated with our investment return. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.”

Financial Statements

Notes to Consolidated Financial Statements

12. Borrowings, page F-30

2.	Please reconcile your amounts in the table on page F-30 to the amounts detailed below in the footnote for bank loans and convertible notes. In this regard, you have disclosed RMB6,482,604 of convertible notes in the table for both short and long-term convertible notes. However, the narrative in section (ii) discloses amounts in US dollars. Please consider also discussing amounts in RMB.

The Company respectfully submits to the Staff the following reconciliations for the disclosures of its bank loans and convertible notes as of December 31, 2019.

Short-term bank loan

As of December 31, 2019, the Company had the short-term bank loans with the aggregated amount of RMB 188,000 as presented in the table on page F-30, which includes (1) the short-term bank loans from several banks with the aggregated amount of RMB 128,000; and (2) the bank acceptance notes of RMB 60,000, as disclosed in the footnote (i) below the table on page F-30.

Long-term bank loan and current portion of long-term bank loan

The Company submits the following tabular reconciliation for its long-term bank loans and the current portion of long-term bank loans as of December 31, 2019. The information for each bank loan is extracted from the footnote (iii) on page F-31 and the total amount can be reconciled with the table on page F-30. The Company has also included the current portion for each bank loan according to the respective repayment schedules in below reconciliation. The amounts are presented in thousands in RMB.

Ref.	Date of borrowing	Lender/Banks	Maturity/ Repayment date	As of December 31, 2019
				Outstanding loan	Current portion according to the repayment schedule	Long-term portion
1	May 17, 2017	Bank of Nanjing	May 17, 2022	475,382	200,000	275,382
2	September 28, 2017	China Merchants Bank	September 14, 2021	96,000	8,000	88,000
3	February 2, 2018	China CITIC Bank	February 1, 2021	44,500	10,000	34,500
4	August 17, 2018	China CITIC Bank	March 7, 2021	49,500	10,000	39,500
5	November 30, 2018	Bank of Shanghai	November 30, 2021	4,102	1,014	3,088
6	December 24, 2018	Bank of Shanghai	November 30, 2021	32,305	7,695	24,610
7	September 7, 2016	Nanjing Xingzhi	May 16, 2018	-	-	-
8	January 3, 2019	Bank of Shanghai	November 30, 2021	16,145	3,855	12,290
9	January 10, 2019	Bank of Shanghai	November 30, 2021	32,305	7,695	24,610
10	January 17, 2019	Bank of Shanghai	November 30, 2021	32,305	7,695	24,610
11	January 24, 2019	Bank of Shanghai	November 30, 2021	28,257	6,743	21,514
12	March 25, 2019	Bank of Shanghai	November 30, 2021	128,353	28,862	99,491
13	March 27, 2019	Bank of Shanghai	November 30, 2021	42,777	9,631	33,146
14	March 29, 2019	Hankou Bank	March 29, 2022	199,000	2,000	197,000
15	June 26, 2019	Bank of Shanghai	November 30, 2021	18,072	3,855	14,217
16	September 11, 2019	Bank of Shanghai	November 30, 2021	73,587	15,391	58,196
	Total			1,272,590	322,436	950,154

Convertible notes

The Company submits the following tabular reconciliation for its convertible notes and the current portion of convertible notes as of December 31, 2019. The information for each convertible note is extracted from the footnote (ii) on page F-30 and the total amount in RMB can be reconciled with the table on page F-30. The Company has also included the current portion for each convertible note according to the respective repayment schedules in below reconciliation. The amounts are presented in both RMB thousand and US dollars thousand. The Company further advises the Staff that it will disclose the amounts in RMB for the convertible notes in its future filings.

Ref.	Description	As of December 31, 2019
		Current portion according to the repayment schedule		Long-term portion
		US dollar	RMB	US dollar	RMB
1	Convertible senior notes issued on January 30, 2019	-	-	742,385	5,179,027
2	Convertible senior notes issued to Tencent and Mr. Bin Li on September 5, 2019	100,000	697,620	86,861	605,957
	Total	100,000	697,620	829,246	5,784,984

3.	In connection with the 2019 Notes, you entered into capped call transactions and recorded RMB1.9 billion to additional paid-in capital. Please provide us an analysis supporting your accounting treatment and include reference to authoritative literature considered.

The Company respectfully advises the Staff that along with the 2019 Notes, the Company performed the following accounting assessment with respects to the capped call and zero-strike call option transactions in accordance with ASC 815:

The capped call and zero-strike call option transactions are separately negotiated and entered into by the Company with the counterparties. These transactions do not change the Notes holders’ rights and Notes holders will not have any rights associated with these transactions. Based on the assessment under ASC 815-10-15, the Company determined that the 2019 Notes, the capped call and zero-strike call option transactions (1) entail different risks; and (2) have valid business purposes and economic needs for structuring the transactions, separately and therefore concluded that the capped call zero-strike call option transactions should be accounted for as separate transactions from the 2019 Notes.

In assessing the capped call transaction, the Company determined that although the capped call option meets characteristics of derivatives in accordance with ASC 815-10-15-83, it meets the scope exception as provided by ASC 815-10-15-74 that the capped call option is (1) indexed to the own stock of the Company; and (2) classified equity with all of the following features being considered:

•	the contract does not provide for net cash settlement;
•	The contract permits the Company to settle in unregistered shares and no registration rights are provided;
•	The Company has sufficient authorized and unissued shares available to settle the capped call option;
•	There is an explicit cap on the number of shares to be delivered in a share settlement;
•	There are no such requirements to indemnify the holder from a loss resulting from a subsequent sale of the purchased shares; and
•	There is no such requirement in the contract to post collateral.

Therefore, the capped call transaction is not accounted for as a derivative instrument and is classified as an equity instrument. The amount paid for the capped call transaction was accounted for as the reduction to the additional paid-in capital within stockholders’ equity.

*          *          *

The Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2019 20-F, please contact the undersigned at +86 21-6908 3306.

Very truly yours,

/s/ Wei Feng
Wei Feng Chief Financial Officer

cc:	Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Kevin Song, Partner, PricewaterhouseCoopers Zhong Tian LLP

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